EXIHIBIT 4.2
April 19, 2008
Dear Fellow Stockholder:
     Your Board of Directors has announced the adoption of a Stockholder Rights Plan. The Plan replaces a substantially similar plan that was adopted in 1998 and that will expire by its terms on April 19, 2008. The Plan provides for a dividend distribution of rights to purchase shares of Furmanite’s Series B Junior Participating Preferred Stock (or, in certain circumstances, Common Stock), exercisable upon the occurrence of certain events. You will receive one right for each share of Furmanite’s Common Stock you own. We are enclosing a document captioned “Summary of Rights to Purchase Stock” outlining the principal features of the Plan, which we urge you to read carefully. This letter summarizes our reasons for adopting it.
     We believe that this Plan protects your interests in the event you and Furmanite are confronted with coercive or unfair takeover tactics. The Plan contains provisions to protect you in the event of an unsolicited offer to acquire the Company, including offers that do not treat all stockholders equally, the acquisition in the open market of shares constituting control without offering fair value to all stockholders, and other coercive or unfair takeover tactics which could impair the Board’s ability to represent your interests fully.
     The Plan is not intended to prevent an acquisition of the Company on terms that are favorable and fair to all stockholders, and will not do so. The Plan is designed to deal with the very serious problem of unilateral actions by hostile persons that are calculated to deprive a company’s board and its stockholders of their ability to determine the destiny of the Company. However, the mere declaration of the rights dividend should not affect any prospective offeror willing to make an all cash offer at a full and fair price, or to negotiate with your Board of Directors, and certainly will not interfere with a merger or other business combination transaction that your Board of Directors approves as fair and as constituting a recognition of full value to the stockholders.
     The Plan will help avoid the threat that a third party could unilaterally put the Company up for sale to serve his own financial interests at your expense. Let me assure you that we are working very hard to achieve the positive results that will prevent that from happening.
Sincerely,
John R. Barnes
Chairman of the Board and
Chief Executive Officer

SUMMARY OF RIGHTS TO PURCHASE STOCK
OF FURMANITE CORPORATION
     On April 15, 2008, the Board of Directors of Furmanite Corporation (the “Company”) declared a dividend distribution of one Right for each outstanding share of Furmanite Corporation Common Stock to stockholders of record at the close of business on April 19, 2008. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a “Unit”) of Series B Junior Participating Preferred Stock, no par value per share (the “Preferred Stock”) at a Purchase Price of $48.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and The Bank of New York Trust Company, N.A., a national banking association, as Rights Agent.
     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 15 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”), or (ii) 15 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after April 19, 2008, will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for · transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.
     The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 19, 2018, unless earlier redeemed by the Company as described below. As long as the rights are attached to the Common Stock, one additional Right shall be deemed to be delivered with each share of Common Stock issued or transferred by the Company in the future, including but not limited to shares of Common Stock issuable upon conversion of any series of convertible preferred stock or debt instruments of the Company and shares of Common Stock issuable upon exercise of options to purchase Common Stock granted by the Company.
     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.
     In the event that, at any time following the Distribution Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, (ii) a Person becomes the beneficial owner of more than 20% of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair to and otherwise in the best interests of the Company and its shareholders), (iii) an Acquiring Person engages in one or more “self-dealing” transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person’s ownership interest being increased by more than 1% (e.g., a reverse stock split), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of either of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.
     For example, at an exercise price of $48.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $96.00 worth of Common Stock (or other consideration, as noted above) for $48.00. Assuming that the Common Stock had a per share value of $10.00 at such time, the holder of each valid Right would be entitled to purchase 9.6 shares of Common Stock for $48.00.
     In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger described in the second preceding paragraph or a merger which follows an offer described in the second preceding paragraph), or (ii) 50% or more of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”
     The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).
     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

     At any time until fifteen days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors. After the redemption period has expired, the Company’s right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.
     The term “Continuing Directors” means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.
     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.
     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.
     A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A dated April 18, 2008. A copy of the Rights Agreement is available free of charge from the Rights Agent. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.